Onfolio Holdings Inc.

April 7, 2022

Office of Financial Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Claire DeLabar, Senior Staff Accountant Robert Littlepage, Accounting Branch Chief Kyle Wiley, Staff Attorney Jeff Kauten, Staff Attorney

Re:	Onfolio Holdings Inc. Draft Registration Statement on Form S-1 Submitted January 21, 2022 CIK No. 0001825452

Dear Staff Members:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), Onfolio Holdings Inc. (the “Company”) is providing this letter in response to the comments made in the Commission’s letter dated February 17, 2022. Your comments and the Company’s responses are set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Company’s Form S-1/A filed with the Commission concurrently with this letter.

Cover Page

1.	Your disclosure that your principal executive offices are located in Taiwan is inconsistent with your disclosure on pages 16 and 70 which states that your principal executive offices are located in Wilmington, DE. Please revise and address this inconsistency or advise.

Response: The Company is a remote company, meaning that it does not have a physical office where employees work. Our executive officers and other employees have the option of either telecommuting or working from somewhere else. The Company employs workers in numerous time zones around the world. A majority of the Company’s executive officers reside in various states within the U.S. Other than the Company’s chief executive officer, no other company employee works in Taiwan. Thedisclosure on the cover page and on pages 16 and 70 has been revised accordingly.

Office of Financial Technology

Division of Corporation Finance

United States Securities and Exchange Commission

April 7, 2022

2.	Please disclose the warrants that will be issued as additional compensation to the underwriter.

Response: Thedisclosure on the Cover Page has been revised accordingly.

Risk Factors, page 21

3.	To the extent that your principal executive offices are located in Taiwan or a material portion of your operations are conducted in Taiwan, please include risk factors that address the risks associated with operating a business in Taiwan. For example, please address how the political, economic, and military conditions in Taiwan and the surrounding region may directly affect your business and operations, discuss how you may be exposed to liability under U.S. Foreign Corrupt Practices Act, discuss how having international operations expose your business to currency exchange and repatriation risks, and how it may be difficult to enforce a U.S. judgment against you, your officers, and your directors.

Response: The Company has determined that it does not have principal executive offices located in Taiwan or that a material portion of our operations are conducted in Taiwan. We currently do not have a principal executive office. The Company is a remote company, meaning that it does not have a physical office where employees work. Our executive officers and other employees have the option of either telecommuting or working from somewhere else. The Company employs workers in numerous time zones around the world. We lease and maintain an office out of our chief executive officer’s residence at the Executive Centre Taipei, Level 4, Neihu New Century Building No, No. 55, Zhouzi St, Neihu District, Taipei City, 114, Taiwan (approximately $400 per month), a community and co-working space at The Mill at 1007 North Orange Street, 4th Floor Wilmington, Delaware 19801 ($75 per month) and storage space at 3002 Nelson Road, Longmont, Colorado, 80503 ($159 per month). We revised our disclosure accordingly.

Our Company's series A preferred stock..., page 39

4.	Please quantify your dividend obligations to the holders of the Series A preferred stock and disclose the percentage of your cash flow that must be dedicated to your dividend obligations.

Response: We refer you to Article Fourth (C)(4.1) of the Company’s Amended and Restated Certificate of Incorporation that states in part:

Office of Financial Technology

Division of Corporation Finance

United States Securities and Exchange Commission

April 7, 2022

… All accrued dividends on any Share shall be paid in cash only when, as and if declared by the Board out of funds legally available therefor or upon a liquidation or redemption of the Series A Preferred Stock in accordance with the provisions of Section C.5 or Section C.7; provided, that to the extent not paid on the last day of March, June, September and December of each calendar year (each such date, a "Dividend Payment Date"), all accrued dividends on any share shall accumulate on the applicable Dividend Payment Date whether or not declared by the Board and shall remain accumulated, non-compounding dividends until paid pursuant hereto. All accrued and accumulated dividends on the Shares shall be prior and in preference to any dividend on any Junior Securities and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any Junior Securities, other than to (a) declare or pay any dividend or distribution payable on the Common Stock in shares of Common Stock or (b) repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase.

We included the following language to the risk factor on page 35 titled - Our Company’s series A preferred stock is senior in rank to shares of our common stock with respect to dividends, liquidation and dissolution:

All accrued dividends on any shares of series A preferred stock shall be paid in cash only when, as and if declared by the Board out of funds legally available therefor or upon a liquidation or redemption of the shares of series A preferred stock in accordance with the liquidation and redemption provisions of the shares of series A preferred stock contained in the Company’s Certificate of Incorporation.

Our ability to have our common stock and warrants..., page 40

5.	Your disclosure that your common stock could potentially trade on the OTCQX or the OTCQB if you are unable to meet the initial listing requirements for the Nasdaq Capital Market is inconsistent with your disclosure on page 83 that you will not consummate this offering if your listing application is not approved. Please advise or revise.

Response: We deleted the risk factor on page 40 - Our ability to have our common stock and warrants traded on the Nasdaq Capital Market is subject to us meeting applicable listing criteria. We believe that all relevant risks to de-listing are described in other risk factors contained in the “Risks Related to the Offering and Our Common Stock” section of our Company’s Risk Factors beginning on page 34.

Provisions in our certificate of incorporation..., page 47

6.	We note your disclosure that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. We also note that your disclosure that "these provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, Securities Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction." Please revise and address this inconsistency or advise.

Office of Financial Technology

Division of Corporation Finance

United States Securities and Exchange Commission

April 7, 2022

Response: The disclosure states: Unless our Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended [emphasis added].

These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, Securities Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction [emphasis added].

The Company’s position is that if a plaintiff brings an action in a state court asserting a cause of action arising under the Securities Act, the Company may elect to consent to that state forum if it has jurisdiction. In order to clarify the disclosure, we deleted the words “or concurrent” and revised the sentence to read: “These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, Securities Act or any other claim for which the federal courts have exclusive jurisdiction.”

Use of Proceeds, page 51

7.	We note on page 22 that you plan to use proceeds from the offering to fund your acquisition activities and that you intend to make investment in additional websites and future acquisitions. We also note on page 30 that you will continue to acquire or invest in websites, applications and services or technologies. Please expand the disclosure on pages 22, 29, 30, 31, 51 and 62 to clarify whether or not you have any agreements for acquisitions as of the date of the filing.

Response: As of the date of the filing, we have no agreements to acquire any business. We expanded the disclosure on pages 13, 17, 25, 26, 27, 28, 47 and 58 for clarification.

Description of Securities

Series A Preferred Stock, page 80

8.	Please disclose the voting rights of the Series A preferred stock.

Response: Thedisclosure in this section on page 77 has been revised accordingly.

Underwriting

Lock-Up Agreements, page 92

9.	Please disclose the exceptions to the lock-up agreements with your officers, directors and principal stockholders.

Response: Thedisclosure in this section on page 89 has been revised accordingly.

Financial Statements, page F-1

Office of Financial Technology

Division of Corporation Finance

United States Securities and Exchange Commission

April 7, 2022

10.

We note that on July 20, 2020, the company issued 2 million shares of common stock to Mr. Wells, the Company's CEO and sole owner of Onfolio LLC, in exchange for 100% interest in Onfolio LLC accounted for as a combination of entities under common control at carryover basis under ASC 805. Onfolio LLC appears to be a predecessor, defined by Regulation C, Rule 405 as when a registrant succeeds to substantially all of the business of another entity and the registrant's own operations before the succession appear insignificant relative to the operations assumed or acquired. Please provide audited predecessor financial statements for Onfolio LLC through the date of acquisition or supplementally provide us with an analysis that supports your conclusion that Onfolio LLC is not a predecessor to Onfolio Holdings Inc.

Response: The Company believes that its accounting treatment of the acquisition of Onfolio LLC by Onfolio Holdings Inc. as an ASC 805 combination of entities under common control is appropriate. Onfolio LLC was established in May 2019. The Onfolio Holdings Inc. entity was established above the Onfolio LLC as a parent entity, to obtain the benefits of a C Corporation. We further note that the full results of Onfolio LLC since its creation in 2019 are presented as the historical information of the Company in the statements and have been part of the audit opinion issued in the Company’s filing, due to application of the guidance in ASC 805-50-45, similar to the pooling-of-interest method. The entities were under common control for the entire periods presented. We do not believe the separate audited statements of Onfolio LLC for the period from its inception through the July 20, 2020 transaction date would provide additional information to investors beyond that which is currently presented in the Company’s consolidated financial statements.

Note 1 - Nature of Business and Organization, page F-7

11.	We note on page F-10 that Onfolio Management LLC is the managing member of Onfolio JV I, LLC joint venture. Please expand the disclosure to clarify the relationship between Onfolio Holdings Inc. and Onfolio Management LLC and if Onfolio Management LLC is a wholly owned subsidiary, please disclose the relationship and basis for consolidation. Please also expand the disclosure on page F-20 accordingly.

Response: Onfolio Management LLC is not a legally created entity, but was an early version of the naming of what became Onfolio LLC, the Company’s wholly-owned subsidiary. The Company has corrected its disclosures on page F-10 and F-20 to refer to Onfolio LLC as the managing member of the joint venture.

12.	Refer to Note 1 on page F-7. We note that you acquired 100% of Onfolio LLC on July 22, 2020 for 2 million shares of common stock and you accounted for the transaction as a combination of entities under common control pursuant to ASC 805. Please expand the disclosure on pages F-7 and F-20 to clarify that the basis of presentation of your financial statements of Onfolio Holdings Inc. includes Onfolio LLC.

Response: The Company has revised its disclosure on page F-70 and F-20 to refer to its wholly-owned subsidiaries.

Office of Financial Technology

Division of Corporation Finance

United States Securities and Exchange Commission

April 7, 2022

13.	We note on page 78 that the Company received its investments in Onfolio JV I LLC, Onfolio JV II LLC and Onfolio JV III LLC from the CEO. Please expand the disclosure to explain how the value of the investments in these joint ventures was determined, i.e. that it was the carryover basis, if these investments were included in the transaction with Onfolio LLC as a combination of entities under common control.

Response: The Company has revised its disclosures under “Transactions with Related Persons” on page 75 to refer to the recognition of certain joint venture equity interests at carrying basis value for this contributed to the Company by the CEO.

Note 2 - Summary of Significant Accounting Policies, page F-7

14.	We note on page 25 that you dropship products from vendors globally (mostly in China) on the Prettyneatcreative.com website. Please disclose your revenue recognition policies for products which are dropshipped from the manufacturer. Similarly revise the disclosure on page F-21.

Response: The Company has revised its revenue recognition policy disclosures to discuss that it is the primary obligor in drop ship transactions, as it is responsible for fulfilling the customer’s order, has latitude in setting its pricing for the products, and acts as a principal in the transactions.

15.	Refer to your accounting policy for variable interest entities on pages F-7 and F-21. Please expand the disclosure to explain the basis for your conclusion that the company is not the primary beneficiary of any VIEs. Please also expand MD&A on page 59 accordingly.

Response: The Company has revised its accounting policy disclosures on pages 59, F-7 and F-21 to disclose its basis for not qualify as the primary beneficiary of certain VIE’s. We further note that the Company concluded that the joint ventures in which it holds equity interests are not considered to be Variable Interest Entities under ASC 810, as the joint ventures have the following characteristics: 1) The joint ventures have sufficient equity to finance its activities, as evidenced by lack of additional investments into those joint ventures; 2) the equity holders of the joint ventures as a group have the characteristics of a controlling interest, through the ability to vote on a simple majority basis to change the managing member of the respective joint ventures, and 3) the joint ventures are structured with substantive voting rights.

16.	Please revise to include all disclosures required pursuant to ASC 718-10-50-2 for stock based compensation due to the materiality of stock-based compensation expense.

Response: The Company has added additional disclosures required under ASC 718-10-50-2 for its stock-based compensation share awards. Management notes that the awards are common stock grants, and therefore there are no exercise periods, remaining average lives of the awards, or other such information. The Company discloses that it estimate the fair value the awards based on recent prices of stock-for cash transactions at the time of the awards.

Note 5 - Intangible Assets, page F-11

Office of Financial Technology

Division of Corporation Finance

United States Securities and Exchange Commission

April 7, 2022

17.	We note that you acquired multiple domains and related assets from Onfolio LLC and that these assets were acquired by the CEO for a total of $260,937. Please clarify on pages F-11 and F-24 to that this value was, in fact, the carrying book value of the assets acquired on the date of acquisition or tell us the basis for your belief that the value paid by the CEO was the appropriate value to record in the transaction of the entities under common control.

Response: The Company has revised its disclosures to disclose that the assets were recognized by Onfolio LLC at the value paid by the CEO, and that those assets were then recognized by the Company at carryover basis in accordance with ASC 805.

Exhibits

18.	We note that the forum selection provision in Section 7.06 of your bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please clarify that this provision does not apply to actions arising under the Securities Act or Exchange Act.

Response: Please see the Company’s response to comment No. 6, above.

Sincerely,

/s/Dominic Wells

Dominic Wells,

Chief Executive Officer,

Onfolio Holdings Inc.

cc:	David M. Bovi, P.A. EF Hutton, division of Benchmark Investments, LLC Carmel, Milazzo & Feil LLP BF Borgers CPA PC